

ASB FINANCIAL CORP.

2005 Annual Report


AMERICAN
SAVINGS
BANK

Dear Fellow Shareholder:

We are pleased to present ASB Financial Corp.'s Annual Report to Shareholders covering the fiscal year ended June 30, 2005.

Net earnings for the fiscal year ended June 30, 2005, totaled a record $2.155 million, representing diluted earnings per share of $1.27, an increase of $145,000, or 7.2% from the $2.010 million, or $1.18 per diluted share in net earnings recorded for the fiscal year ended June 30, 2004. By June 30, 2005, total assets had also climbed to a record $184.5 million, reflecting an increase of $18.4 million, or 11.1% over June 30, 2004. Similarly, deposits increased by $6.5 million, or 4.8%, during the fiscal year, reaching the unprecedented level of $143.3 million at June 30, 2005.

Our Waverly branch has proven to be a significant source of growth for residential and commercial loan products, as well as deposits. We expect to see continued growth in that market in the future. Such success has led to further expansion of our geographic footprint.

We have purchased property in Wheelersburg and are currently constructing a new branch which is expected to be open within the next 60 days. We have received very favorable feedback from residents and merchants in that area and expect to see additional growth coming from our financial product offerings in that community.

During this past year, the Board and management of your Corporation determined that the costs associated with ASB Financial being an SEC-reporting company were no longer justified by the benefits. Obviously, based on the outcome of the vote, you as shareholders agreed with us. On July, 8, 2005, your Corporation conducted a reverse stock split to reduce the number of shareholders, which enabled us to terminate our registration with the Securities and Exchange Commission. This move is expected to provide substantial cost savings over the next few years.

The reverse-split and deregistration removed ASB Financial Corp.'s stock from listing on NASDAQ. However, the shares can still be traded through a private market maker, Community Banc Investments, Inc. or via "Pink Sheets", which is the electronic quotation and trading system for "over the counter" securities. We have noticed no impediments thus far in trading our stock, and we believe this transaction enables our remaining shareholders to further enhance their participation in our Corporation's long-term success.

Your Board of Directors and management team remain committed to the communities we serve and to achieving growth and increasing shareholder returns in the years ahead.

Thank you for your continued support of ASB Financial Corp.

Very truly yours,

ASB FINANCIAL CORP.



Robert M. Smith
President

BUSINESS OF ASB FINANCIAL CORP.

ASB Financial Corp. ("ASB" or the "Corporation"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the outstanding common shares of American Savings Bank, fsb ("American" or the "Savings Bank"), a federal savings bank. Other than investing excess funds, ASB's activities have been limited primarily to holding the common shares of American.

Serving the Southern Ohio area since 1892, American conducts business from its main office at 503 Chillicothe Street in Portsmouth, Ohio and a drive-up/walk-up facility at 907 Chillicothe Street. American also has a branch office at 951 W. Emmitt Avenue in Waverly, Ohio and a new office under construction at 7920 Ohio River Road in Wheelersburg, Ohio. The principal business of American is the origination of loans secured by one- to four-family residential real estate located in American's primary market area, which consists of Scioto County and Pike County, Ohio. American also originates loans secured by multifamily residences (over four units) and nonresidential real estate and purchases interests in loans originated by other lenders secured by multifamily real estate and nonresidential real estate located outside of American's primary market area. In addition to real estate lending, American invests in mortgage-backed securities, U.S. Government and agency obligations and other investments. Funds for lending and other investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), and from borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati.

ASB is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). American is subject to regulation, supervision and examination by the OTS and the FDIC. American is also a member of the FHLB of Cincinnati.

ASB's office is located at 503 Chillicothe Street, Portsmouth, Ohio 45662 and its telephone number is (740) 354-3177.

MARKET PRICE OF ASB'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

There were 1,589,684 common shares of ASB outstanding on September 6, 2005, held of record by approximately 200 shareholders. Price information for ASB's common shares is quoted on "Pink Sheets," the electronic quotation system for OTC securities, under the symbol "ASBN."

The table below sets forth the high and low closing prices for the common shares of ASB, as quoted by Nasdaq, together with dividends declared per share, for each quarter of fiscal years ended June 30, 2005 and 2004.

Quarter ended	High close	Low close	Cash dividends declared
Fiscal 2005			
September 30, 2004	$24.51	$21.88	$0.15
December 31, 2004	$22.98	$20.50	$0.15
March 31, 2005	$23.00	$19.89	$0.15
June 30, 2005	$23.00	$21.90	$0.16
Fiscal 2004			
September 30, 2003	$24.96	$17.27	$0.14
December 31, 2003	$27.50	$22.56	$0.14
March 31, 2004	$27.75	$23.11	$0.14
June 30, 2004	$29.24	$22.00	$0.15

ASB's income on an unconsolidated basis consists of interest and dividends on investment and mortgage-backed and related securities and dividends periodically paid by American on the common shares held by ASB. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations.

SELECTED CONSOLIDATED
FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding ASB at the dates and for the periods indicated.

Selected consolidated financial condition data:	**2005**	**2004**	**At June 30, 2003**	**2002**	**2001**
			(In thousands)		
Total amount of:					
Assets	$184,812	$166,371	$152,755	$148,272	$140,987
Cash and cash equivalents	11,792	7,385	7,610	7,704	4,649
Certificates of deposit in other financial institutions	72	178	173	100	-
Investment securities available for sale - at market	9,038	12,487	13,005	20,866	20,772
Mortgage-backed securities available for sale - at market	9,556	11,768	12,130	7,091	8,716
Loans receivable - net	146,134	129,821	114,919	109,015	103,308
Deposits	143,278	136,761	130,780	126,872	120,725
Advances from the FHLB	20,284	10,899	4,188	4,223	4,257
Shareholders' equity, restricted	19,195	17,424	16,359	15,454	14,503

Selected consolidated operating data:	**2005**	**2004**	**Year ended June 30, 2003**	**2002**	**2001**
		(In thousands, except per share data)			
Interest income	$9,571	$8,954	$9,576	$9,543	$10,262
Interest expense	3,497	3,051	3,888	5,050	6,379
Net interest income	6,074	5,903	5,688	4,493	3,883
Provision for losses on loans	313	111	249	70	1
Net interest income after provision for losses On loans	5,761	5,792	5,439	4,423	3,882
Other income	1,376	705	745	486	495
General, administrative and other expense	4,096	3,743	3,277	3,077	2,783
Earnings before income taxes and extraordinary item	3,041	2,754	2,907	1,832	1,594
Federal income taxes	886	744	846	548	460
Earnings before extraordinary item	2,155	2,010	2,061	1,284	1,134
Extraordinary item - negative goodwill arising from Waverly acquisition - net of tax	-	-	-	229	-
Net earnings	$2,155	$2,010	$2,061	$1,513	$ 1,134
Earnings per share					
Basic	$1.27	$1.22	$1.32	$1.00	$.75
Diluted	$1.27	$1.18	$1.30	$ .97	$.73

Selected financial ratios:	Year ended June 30, 2005	2004	2003	2002	2001
Return on average assets	1.23%	1.26%	1.36%	1.06%	.83%
Average interest rate spread during period	3.49	3.68	3.50	2.84	2.46
Net interest margin	3.65	3.84	3.81	3.23	2.94
Return on average equity	11.86	12.99	12.61	11.48	8.22
Equity to total assets at end of period	10.42	10.47	10.71	10.42	10.29
Average interest-earning assets to average interest-bearing liabilities	107.59	108.11	112.16	110.90	109.93
Net interest income to general, administrative and other expense	148.29	157.71	173.57	146.02	139.53
General, administrative and other expense to average total assets	2.34	2.35	2.16	2.16	2.05
Nonperforming assets to total assets	.40	.60	.80	.48	.44
Loan loss allowance to nonperforming loans	170.79	99.90	82.77	120.93	115.37
Dividend payout ratio	47.56	46.72	115.91	49.00	60.00

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

ASB was incorporated for the purpose of owning the outstanding common shares of American. As a result, the discussion and analysis that follows focuses primarily on the financial condition and results of operations of American. The following discussion and analysis of the consolidated financial condition and results of operations of ASB and American should be read in conjunction with, and with reference to, the Consolidated Financial Statements and the Notes thereto presented in this Annual Report.

Forward-Looking Statements are Subject to Change

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to ASB or its management are intended to identify such forward looking statements. ASB's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgments in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policy is based upon judgments and assumptions by management that includes inherent risks and uncertainties.

The allowance for loan losses is an accounting estimate of probable but unconfirmed asset impairment that has occurred in the Corporation's loan portfolio as of the date of the consolidated financial statements before losses have been confirmed via a recorded charge-off or write-down. It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

- Local market areas and national economic developments;
- Levels of and trends in delinquencies and impaired loans;
- Levels of and trends in recoveries of prior charge-offs;
- Adverse situations that may affect specific borrowers' ability to repay;
- Effects of any changes in lending policies and procedures;
- Credit concentrations;
- Volume and terms of loans; and
- Current collateral values, where appropriate.

When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Corporation accounts for its allowance for losses on loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both Statements require the Corporation to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is impaired under SFAS No. 114 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with SFAS No. 5. With respect to nonresidential real estate and other loans, management believes such loans are adequately collateralized and as a result impaired loans are carried at the lower of cost or fair value.

It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, once a collateral dependent loan becomes more than ninety days delinquent, it is considered to constitute more than a minimum delay in repayment and is evaluated for impairment under SFAS No. 114 at that time.

CHANGES IN FINANCIAL CONDITION
FROM JUNE 30, 2004 TO JUNE 30, 2005

ASB's total assets amounted to $184.8 million at June 30, 2005, an increase of $18.4 million, or 11.1%, over 2004 levels. The increase in assets was comprised primarily of a $16.3 million increase in loans, which was partially offset by decreases of $2.2 million in mortgage-backed securities, and $3.4 million in investment securities. The increase in assets was funded by increased deposits of $6.5 million, increases in advances from the Federal Home Loan Bank of $9.4 million and growth of $1.8 million in shareholders' equity.

Cash and interest-bearing deposits totaled $11.8 million at June 30, 2005, a increase of $4.4 million, or 59.7%, from 2004 levels. Investment securities totaled $9.0 million at June 30, 2005, a decrease of $3.4 million, or 27.6%, compared to the balance at June 30, 2004. Mortgage-backed securities totaled $9.6 million at June 30, 2005, a decrease of $2.2 million, or 18.8%, year to year. During fiscal 2005, purchases of investment and mortgage-backed securities totaling $3.7 million were more than offset by maturities, redemption, premium amortization and principal repayments of securities totaling $9.6 million, and a reduction in the market value of investment and mortgage-backed securities of $250,000.

Loans receivable increased by $16.3 million, or 12.6%, to a total of $146.1 million at June 30, 2005, compared to $129.8 million at June 30, 2004. Loan disbursements of $48.4 million exceeded principal repayments of $32.0 million during fiscal 2005. The volume of loan disbursements in fiscal 2005 lagged that of fiscal 2004 by $3.5 million, or 6.7%. Growth in loans secured by residential real estate, including construction loans, totaled $9.0 million, or 9.4%, growth in loans secured by nonresidential real estate totaled $5.6 million, or 29.8%, and the consumer loan portfolio decreased by $2.8 million, or 12.9%, year to year.

At June 30, 2005, American's allowance for loan losses was $1.3 million, representing .83% of total loans and 170.8% of nonperforming loans. At June 30, 2004, American's allowance for loan losses was $1.0 million, representing .73% of total loans and 99.9% of nonperforming loans. Nonperforming loans totaled $743,000 and $1.0 million at June 30, 2005 and 2004, respectively. At June 30, 2005, nonperforming loans were comprised of $565,000 of loans secured by one- to four-family residential real estate and $178,000 of loans secured by nonresidential property. The allowance for loan loss is determined as set forth under the aforementioned "Critical Accounting Policies" above. To the best of management's knowledge, all known losses as of June 30, 2005, have been recorded.

Deposits increased by $6.5 million, or 4.8%, to a total of $143.3 million at June 30, 2005. The increase in deposits consisted primarily of increases of $7.3 million in certificates of deposit and $1.7 in NOW accounts, which were partially offset by a decrease of $2.6 million in money market deposit accounts. Growth in deposits was generally used to fund new loan originations.

Shareholders' equity totaled $19.2 million at June 30, 2005, an increase of $1.8 million, or 10.2%, over June 30, 2004 levels. The increase resulted primarily from net earnings of $2.2 million, proceeds from stock option exercises of $601,000, a $165,000 increase in unrealized gains on available for sale securities and the effects of $120,000 of amortization related to stock benefit plans, which were partially offset by dividends declared of $1.0 million and treasury stock purchases of $245,000. During fiscal 2005, the Corporation paid quarterly dividends totaling $.61 per share.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

General. Net earnings were $2.2 million for the fiscal year ended June 30, 2005, an increase of $145,000, or 7.2%, from fiscal 2004. The increase in earnings resulted primarily from increases of $671,000 in other income and $171,000 in net interest income, which were partially offset by increases of $202,000 in the provision for losses on loans, $353,000 in general, administrative and other expenses and $142,000 in the provision for federal income taxes.

Net Interest Income. Total interest income was $9.6 million for the fiscal year ended June 30, 2005, an increase of $617,000, or 6.9%, from fiscal 2004. Interest income on loans totaled $8.7 million in fiscal 2005, an increase of $614,000, or 7.6%. This increase was due primarily to a $15.2 million, or 12.2%, increase in the weighted-average balance of loans outstanding, partially offset by a 27 basis point decrease in the average yield, to 6.25% for the fiscal year ended June 30, 2005. Interest income on mortgage-backed securities increased by $202,000, or 101.0 %, as a result of a 195 basis point increase in the average yield, which was partially offset by a $611,000, or 5.3%, decrease in the weighted-average balance outstanding year to year. Interest income on investment securities and interest-bearing deposits decreased by $199,000, or 30.5%, due primarily to an $2.0 million, or 11.1%, decrease in the weighted average balance outstanding year to year and an 79 basis point decrease in the average yield, to 2.84% for fiscal 2005.

Interest expense totaled $3.5 million for the fiscal year ended June 30, 2005, an increase of $446,000, or 14.6%, from the $3.1 million total recorded in fiscal 2004. Interest expense on deposits increased by $147,000, or 5.1%, due primarily to a 2 basis point increase in the weighted-average cost of deposits, to 2.16% for fiscal 2005, coupled with a $5.6 million, or 4.2%, increase in the weighted-average balance outstanding year to year. Interest expense on borrowings increased by $299,000, or 158.2%, due primarily to a $6.8 million, or 80.0%, increase in the weighted-average balance outstanding year to year and a 98 basis point increase in the average cost of borrowings, to 3.21% in fiscal 2005. Increases in the average yields on interest-earning assets and the average costs of interest-bearing liabilities were due primarily to the overall increase in interest rates in the economy.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $171,000, or 2.9%, to a total of $6.1 million for the fiscal year ended June 30, 2005, compared to $5.9 million in fiscal 2004. The interest rate spread decreased by 19 basis points to 3.49% in fiscal 2005 from 3.68% in fiscal 2004, and the net interest margin decreased by 19 basis points to 3.65% in fiscal 2005 from 3.84% in fiscal 2004.

Provision for Losses on Loans. American charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management recorded a $313,000 provision for losses on loans during the fiscal year ended June 30, 2005, an increase of $202,000, or 182.0%, from fiscal 2004. The increase in the provision in fiscal 2005 is based upon management's analysis of the loan portfolio including nonperforming assets, as outlined in the "Critical Accounting Policies." There can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $1.4 million for the fiscal year ended June 30, 2005, an increase of $671,000, or 95.2%, from the $705,000 recorded in fiscal 2004. The increase resulted from a $590,000 gain on redemption of investment securities and a $179,000 increase in other operating income, which were partially offset by the absence of a $58,000 gain on sale of office premises. The increase in other operating income was comprised primarily of increases in fees on loans and deposits transactions and earnings from bank owned life insurance.

General, Administrative and Other Expense. General, administrative and other expense totaled $4.1 million for the fiscal year ended June 30, 2005, an increase of $353,000, or 9.4%, over the total recorded in fiscal 2004. The increase resulted primarily from increases of $302,000, or 15.0%, in employee compensation and benefits, $29,000, or 6.7%, in data processing costs, $27,000, or 11.5%, in occupancy and equipment, and $9,000, or 5.3%, in franchise taxes, which were partially offset by a decrease of $14,000, or 1.6%, in other operating expense. The increase in employee compensation and benefits was due primarily to normal merit increases and bonuses as well as increased costs related to employee health insurance premiums. The increase in data processing was due primarily to system upgrades, as well as increased costs related to American's growth in loans and deposits year to year. The increase in franchise taxes was due primarily to growth in ASB's equity year to year. The decrease in other operating expenses was due primarily to decreases in advertising and promotional costs.

Federal Income Taxes. The provision for federal income taxes totaled $886,000 for the fiscal year ended June 30, 2005, an increase of $142,000, or 19.1%, from the $744,000 recorded in fiscal 2004. The increase was due primarily to a $287,000, or 10.4%, increase in pre-tax earnings, which was partially offset by $100,000 of New Markets tax credits. ASB's effective tax rates were 29.1% and 27.0% for the fiscal years ended June 30, 2005 and 2004, respectively. The difference between ASB's effective tax rate and the 34% statutory tax rate is primarily attributable to New Markets tax credits.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

General. Net earnings were $2.0 million for the fiscal year ended June 30, 2004, a decrease of $51,000, or 2.5%, from fiscal 2003. The decline in earnings resulted primarily from a $466,000 increase in general and administrative expense, which was partially offset by a $215,000 increase in net interest income, a $138,000 decrease in provision for losses on loans and a $102,000 decrease in the provision for federal income taxes.

Net Interest Income. Total interest income was $9.0 million for the fiscal year ended June 30, 2004, a decrease of $622,000, or 6.5%, from fiscal 2003. Interest income on loans totaled $8.1 million in fiscal 2004, a decrease of $129,000, or 1.6%. This increase was due primarily to a 74 basis point decrease in the average yield, to 6.52% for the fiscal year ended June 30, 2004, which was partially offset by a $10.8 million, or 9.5%, increase in the weighted-average balance of loans outstanding. Interest income on mortgage-backed securities decreased by $184,000, or 47.9%, as a result of a 218 basis point decrease in the average yield, which was partially offset by a $1.7 million, or 17.5%, increase in the weighted-average balance outstanding year to year. Interest income on investment securities and interest-bearing deposits decreased by $309,000, or 32.2%, due primarily to an $8.0 million, or 30.8%, decrease in the weighted average balance outstanding year to year and an 8 basis point decrease in the average yield, to 3.63% for fiscal 2004.

Interest expense totaled $3.1 million for the fiscal year ended June 30, 2004, a decrease of $837,000, or 21.5%, from the $3.9 million total recorded in fiscal 2003. Interest expense on deposits decreased by $955,000, or 25.0%, due primarily to an 83 basis point decrease in the weighted-average cost of deposits, to 2.14% for fiscal 2004, which was partially offset by a $5.1 million, or 4.0%, increase in the weighted-average balance outstanding year to year. Interest expense on borrowings increased by $118,000, or 166.2%, due primarily to a $4.1 million, or 94.3%, increase in the weighted-average balance outstanding year to year and a 60 basis point increase in the average cost of borrowings, to 2.23% in fiscal 2004. Decreases in the average yields on interest-earning assets and the average costs of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $215,000, or 3.8%, to a total of $5.9 million for the fiscal year ended June 30, 2004, compared to $5.7 million in fiscal 2003. The interest rate spread increased by 18 basis points to 3.68% in fiscal 2004 from 3.50% in fiscal 2003, and the net interest margin increased by 3 basis points to 3.84% in fiscal 2004 from 3.81% in fiscal 2003.

Provision for Losses on Loans. American charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management recorded an $111,000 provision for losses on loans during the fiscal year ended June 30, 2004, a decrease of $138,000, or 55.4%, from fiscal 2003. The decrease in the provision in fiscal 2004 is based upon management's analysis of the loan portfolio including nonperforming assets, as outlined in "Critical Accounting Policies" above. There can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $705,000 for the fiscal year ended June 30, 2004, a decrease of $40,000, or 5.4%, from the $745,000 recorded in fiscal 2003. The decrease resulted from an $116,000 decrease in gain on sale of investment securities, which was partially offset by a $58,000 gain on sale of office premises and an increase of $18,000, or 3.1%, in other operating income. The increase in other operating income was comprised primarily of increases in fees on loans and deposit transactions.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.7 million for the fiscal year ended June 30, 2004, an increase of $466,000, or 14.2%, over the total recorded in fiscal 2003. The increase resulted primarily from increases of $292,000, or 16.9%, in employee compensation and benefits, $22,000, or 5.4%, in data processing costs, $75,000, or 9.2%, in other operating expense, and $40,000, or 31.0%, in franchise taxes. The increase in employee compensation and benefits was due primarily to normal merit increases and bonuses as well as increased costs related to employee health insurance premiums. The increase in data processing was due primarily to system upgrades, as well as increased costs related to American's growth in loans and deposits year to year. The increase in franchise taxes was due primarily to growth in ASB's equity year to year. The increase in other operating expense was due primarily to increased expense associated with the debit card program and pro-rata increases in operating costs due to the Corporation's overall growth year to year.

Federal Income Taxes. The provision for federal income taxes totaled $744,000 for the fiscal year ended June 30, 2004, a decrease of $102,000, or 12.1%, from the $846,000 recorded in fiscal 2003. The decrease was due primarily to the $153,000, or 5.3%, decrease in pre-tax earnings and $100,000 of New Markets tax credits. ASB's effective tax rates were 27.0% and 29.1% for the fiscal years ended June 30, 2004 and 2003, respectively.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to ASB's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from average monthly balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

	Year ended June 30,								
	2005			2004			2003		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable	$139,432	$8,716	6.25%	$124,219	$8,102	6.52%	$113,396	$8,231	7.26%
Mortgage-backed securities	10,937	402	3.68	11,548	200	1.73	9,828	384	3.91
Investment securities and other interest-earning assets	15,962	453	2.84	17,948	652	3.63	25,929	961	3.71
Total interest-earning assets	166,331	9,571	5.75	153,715	8,954	5.83	149,153	9,576	6.42
Non-interest-earning assets	8,517			5,786			2,219		
Total assets	$174,848			$159,501			$151,372		
Interest-bearing liabilities:									
Deposits	$139,367	3,009	2.16	$133,731	2,862	2.14	$128,626	3,817	2.97
Borrowings	15,224	488	3.21	8,459	189	2.23	4,354	71	1.63
Total interest-bearing liabilities	154,591	3,497	2.26	142,190	3,051	2.15	132,980	3,888	2.92
Non-interest-bearing liabilities	2,094			1,837			2,051		
Total liabilities	156,685			144,027			135,031		
Shareholders' equity	18,163			15,474			16,341		
Total liabilities and shareholders' equity	$174,848			$159,501			$151,372		
Net interest income		$6,074			$5,903			$5,688	
Interest rate spread			3.49%			3.68%			3.50%
Net interest margin (net interest income as a percent of average interest-earning assets)			3.65%			3.84%			3.81%
Average interest-earning assets to average interest-bearing liabilities			107.59%			108.11%			112.16%

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected ASB's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended June 30,					
	2005 vs. 2004			2004 vs. 2003		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
			(In thousands)			
Interest-earning assets:						
Loans receivable	$951	$(337)	$614	$790	$ (919)	$(129)
Mortgage-backed securities	(22)	224	202	67	(251)	(184)
Investment securities and interest - bearing assets	(56)	(143)	(199)	(295)	(14)	(309)
Total interest-earning assets	873	(256)	617	562	(1,184)	(622)
Interest-bearing liabilities:						
Deposits	122	25	147	154	(1,109)	(955)
Borrowings	217	82	299	67	51	118
Total interest-bearing liabilities	339	107	446	221	(1,058)	(837)
Increase in net interest income	$534	$(363)	$171	$341	$ (126)	$ 215

ASSET AND LIABILITY MANAGEMENT

American, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As a part of its effort to monitor its interest rate risk, American reviews the reports of the OTS which set forth the application of the "net portfolio value" ("NPV") methodology used by the OTS.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The methodology attempts to quantify interest rate risk as the change in the NPV which would result from theoretical changes in market interest rates.

The following table presents, at June 30, 2005 and 2004, an analysis of the interest rate risk of American, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point movements in market interest rates. Decreases of greater than 100 basis points are not presented at June 30, 2005 and 2004, due to the low interest rate environment at those dates.

Changes in interest rate (basis points)	Board limit % changes	At June 30, 2005 NPV as a % of PV of Assets Ratio	At June 30, 2005 Change in NPV	At June 30, 2004 NPV as a % of PV of Assets Ratio	At June 30, 2004 Change in NPV
+300	(6)%	8.01%	(275) bp	9.26%	(256) bp
+200	(6)	9.17	(159)	10.45	(137)
+100	(6)	10.17	(59)	11.42	(40)
-	-	10.76	-	11.82	-
-100	6	10.69	(7)	11.60	(22)

The model reflects that American's NPV is more sensitive to an increase in interest rates than a decrease in interest rates. This occurs principally because, as rates rise, the market values of the Savings Bank's investments, adjustable-rate mortgage loans, fixed-rate loans and mortgage-backed securities decline due to the rate increases. The values of the Savings Bank's deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.

If interest rates rise from current levels, American's net interest income could be negatively affected. Moreover, rising interest rates could negatively affect American's earnings due to diminished loan demand.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they do not all reprice simultaneously and they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind such changes. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal from certificates could deviate significantly from those assumed in calculating the table.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity refers to the ability of an institution to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. ASB's liquidity, primarily represented by cash and cash equivalents and investment securities available for sale, is a result of the operating, investing and financing activities of American.

These activities are summarized below on a consolidated basis for the years ended June 30, 2005, 2004, and 2003:

	2005	Year ended June 30, 2004 (In thousands)	2003
Net cash from operating activities	$ 2,496	$ 2,918	$2,229
Net cash from investing activities	(13,185)	(14,856)	(4,828)
Net cash from financing activities	15,096	11,713	2,505
Net change in cash and cash equivalents	4,407	(225)	(94)
Cash and cash equivalents at the beginning of the year	7,385	7,610	7,704
Cash and cash equivalents at the end of the year	$11,792	$ 7,385	$7,610

The following table sets forth information regarding the Bank's obligations and commitments to make future payments under contract as of June 30, 2005, at market rates:

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands)				
Contractual obligations:					
Advances from the Federal Home Loan Bank	$ 3,000	$ 5,745	$ 7,462	$4,077	$ 20,284
Certificates of deposit	50,905	31,044	10,052	-	92,001
	53,905	36,789	17,514	4,077	112,285
Amount of commitments expiration per period					
Commitments to originate loans:					
Home equity lines of credit	973	2,217	1,064	1,182	5,436
Commercial lines of credit	2,713	-	-	-	2,713
Commercial letters of credit	366	-	-	-	366
Non-residential real estate and land loans	-	-	-	-	-
Total contractual obligations	$57,957	$39,006	$18,578	$5,259	$120,800

It is management's belief that there are no known trends, known demands, commitments or events that are likely to result in a material change in the Corporation's liquidity position.

American is required by OTS regulations to maintain specified minimum amounts of capital. The following table sets forth the amount and percentage level of American's regulatory capital at June 30, 2005, and the minimum requirement amounts. Tangible and core capital are reflected as a percentage of adjusted total assets. Risk-based (or total) capital, which consists of core and supplementary capital, is reflected as a percentage of risk-weighted assets. At June 30, 2005, American met the definition of a "well capitalized" institution under OTS regulations.

	June 30, 2005					
	Regulatory capital		Current requirement		Excess of regulatory capital over current requirement	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Tangible capital	$14,851	8.2%	$2,722	1.5%	$ 9,073	6.7%
Core capital	$14,851	8.2%	$7,259	4.0%	$10,888	4.2%
Risk-based capital	$15,963	14.1%	$9,058	8.0%	$11,322	6.1%

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ASB Financial Corp.

We have audited the accompanying consolidated statements of financial condition of ASB Financial Corp. as of June 30, 2005 and 2004, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2005. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASB Financial Corp. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.



Cincinnati, Ohio
July 29, 2005

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2005 and 2004
(In thousands, except share data)

ASSETS	2005	2004
Cash and due from banks	$ 1,505	$ 2,078
Interest-bearing deposits in other financial institutions	10,287	5,307
Cash and cash equivalents	11,792	7,385
Certificates of deposit in other financial institutions	72	178
Investment securities available for sale - at market	9,038	12,487
Mortgage-backed securities available for sale - at market	9,556	11,768
Loans receivable – net of loan loss allowance of $1,269 and $999 at June 30, 2005 and 2004, respectively	146,134	129,821
Office premises and equipment - at depreciated cost	2,160	1,814
Federal Home Loan Bank stock - at cost	1,154	1,104
Accrued interest receivable on loans	501	336
Accrued interest receivable on mortgage-backed securities	38	50
Accrued interest receivable on investments and interest-bearing deposits	69	130
Prepaid expenses and other assets	274	393
Bank owned life insurance	3,240	437
Prepaid federal income taxes	-	183
Deferred federal income taxes	784	285
Total assets	$184,812	$166,371
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$143,278	$136,761
Advances from the Federal Home Loan Bank	20,284	10,899
Advances by borrowers for taxes and insurance	193	180
Accrued interest payable	81	52
Accrued federal income taxes	580	-
Other liabilities	1,201	1,055
Total liabilities	165,617	148,947
Commitments	-	-
Shareholders' equity		
Preferred stock, 1,000,000 shares authorized, no par value; no shares issued	-	-
Common stock, 4,000,000 shares authorized, no par value; 1,967,676 and 1,911,180 shares issued at June 30, 2005 and 2004, respectively	-	-
Additional paid-in capital	10,823	10,165
Retained earnings, restricted	10,978	9,848
Shares acquired by stock benefit plans	(63)	(126)
Accumulated comprehensive income, unrealized gains on securities designated as available for sale, net of related tax effects	542	377
Less 261,271 and 250,117 shares of treasury stock at June 30, 2005 and 2004, respectively - at cost	(3,085)	(2,840)
Total shareholders' equity	19,195	17,424
Total liabilities and shareholders' equity	$184,812	$166,371

The accompanying notes are an integral part of these statements.

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended June 30, 2005, 2004 and 2003
(In thousands, except per share data)

	2005	2004	2003
Interest income			
Loans	$8,716	$8,102	$8,231
Mortgage-backed securities	402	200	384
Investment securities	384	641	936
Interest-bearing deposits and other	69	11	25
Total interest income	9,571	8,954	9,576
Interest expense			
Deposits	3,009	2,862	3,817
Borrowings	488	189	71
Total interest expense	3,497	3,051	3,888
Net interest income	6,074	5,903	5,688
Provision for losses on loans	313	111	249
Net interest income after provision for losses on loans	5,761	5,792	5,439
Other income			
Gain on sale of office premises	-	58	-
Gain on sale of investment securities	-	40	156
Gain on redemption of investment security	590	-	-
Other operating	786	607	589
Total other income	1,376	705	745
General, administrative and other expense			
Employee compensation and benefits	2,319	2,017	1,725
Occupancy and equipment	262	235	198
Franchise taxes	178	169	129
Data processing	461	432	410
Other operating	876	890	815
Total general, administrative and other expense	4,096	3,743	3,277
Earnings before income taxes	3,041	2,754	2,907
Federal income taxes			
Current	1,470	694	908
Deferred	(584)	50	(62)
Total federal income taxes	886	744	846
NET EARNINGS	**$2,155**	**$2,010**	**$2,061**
EARNINGS PER SHARE			
Basic	**$1.27**	**$1.22**	**$1.32**
Diluted	**$1.27**	**$1.18**	**$1.30**

The accompanying notes are an integral part of these statements.

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2005, 2004 and 2003
(In thousands)

	2005	2004	2003
Net earnings	$2,155	$2,010	$2,061
Other comprehensive income, net of tax:			
Unrealized holding gains (losses) on securities during the year, net of taxes (benefits) of $85, $(139) and $(38) in 2005, 2004 and 2003, respectively	165	(270)	(74)
Reclassification adjustment for realized gains included in earnings, net of taxes of $14 and $53 in 2004 and 2003, respectively	-	(26)	(103)
Comprehensive income	$2,320	$1,714	$1,884
Accumulated comprehensive income	$ 542	$ 377	$ 673

The accompanying notes are an integral part of these statements.

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended June 30, 2005, 2004 and 2003
(In thousands, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Shares acquired by stock benefit plans	Unrealized gains (losses) on securities designated as available for sale	Treasury stock	Total
Balance at July 1, 2002	$ -	$ 8,619	$9,152	$(537)	$850	$(2,630)	$15,454
Amortization of expense related to stock benefit plans	-	60	-	252	-	-	312
Net earnings for the year ended June 30, 2003	-	-	2,061	-	-	-	2,061
Cash dividends of $1.53 per share	-	-	(2,431)	-	-	-	(2,431)
Purchase of treasury shares - at cost	-	-	-	-	-	(76)	(76)
Issuance of shares under stock option plan	-	1,216	-	-	-	-	1,216
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	-	(177)	-	(177)
Balance at June 30, 2003	-	9,895	8,782	(285)	673	(2,706)	16,359
Amortization of expense related to stock benefit plans	-	192	-	159	-	-	351
Net earnings for the year ended June 30, 2004	-	-	2,010	-	-	-	2,010
Cash dividends of $.57 per share	-	-	(944)	-	-	-	(944)
Purchase of treasury shares - at cost	-	-	-	-	-	(134)	(134)
Issuance of shares under stock option plan	-	78	-	-	-	-	78
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	-	(296)	-	(296)
Balance at June 30, 2004	-	10,165	9,848	(126)	377	(2,840)	17,424
Amortization of expense related to stock benefit plans	-	57	-	63	-	-	120
Net earnings for the year ended June 30, 2005	-	-	2,155	-	-	-	2,155
Cash dividends of $.61 per share	-	-	(1,025)	-	-	-	(1,025)
Purchase of treasury shares - at cost	-	-	-	-	-	(245)	(245)
Issuance of shares under stock option plan	-	601	-	-	-	-	601
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	-	165	-	165
Balance at June 30, 2005	$ -	$10,823	$10,978	$ (63)	$542	$(3,085)	$19,195

The accompanying notes are an integral part of these statements.

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2005, 2004 and 2003
(In thousands)

	2005	2004	2003
Cash flows provided by operating activities:			
Net earnings for the year	$ 2,155	$ 2,010	$ 2,061
Adjustments to reconcile net earnings to net cash from operating activities:			
Amortization of discounts and premiums on loans, investments and mortgage-backed securities - net	40	233	614
Amortization of deferred loan origination costs (fees)	(57)	27	(62)
Amortization of expense related to stock benefit plans	120	351	312
Depreciation and amortization	166	154	127
Provision for losses on loans	313	111	249
Gain on sale of office premises	-	(58)	-
Gain on sale of investment securities	-	(40)	(156)
Gain on redemption of investment security	(590)	-	-
Federal Home Loan Bank stock dividends	(50)	(43)	(44)
Loss on sale of real estate acquired through foreclosure	-	-	4
Increase (decrease) in cash due to changes in:			
Accrued interest receivable on loans	(165)	(28)	(92)
Accrued interest receivable on mortgage-backed securities	12	12	(21)
Accrued interest receivable on investments and interest-bearing deposits	61	100	63
Prepaid expenses and other assets	(13)	220	(290)
Accrued interest payable	29	(20)	(13)
Other liabilities	146	(142)	(128)
Tax benefit from exercise of stock options	150	-	-
Federal income taxes			
Current	763	(19)	(333)
Deferred	(584)	50	(62)
Net cash provided by operating activities	2,496	2,918	2,229
Cash flows used in investing activities:			
Proceeds from maturity of investment securities	5,801	9,710	18,229
Proceeds from redemption of investment security	722	-	-
Proceeds from sale of investment securities	-	559	6,629
Purchase of investment securities	(2,304)	(10,063)	(17,573)
Purchase of mortgage-backed securities	(1,349)	(5,691)	(9,963)
Principal repayments on mortgage-backed securities	3,579	5,498	4,896
Proceeds from sale of mortgage-backed securities	-	58	-
Purchase of loans	-	-	(2,750)
Loan principal repayments	32,008	36,834	38,907
Loan disbursements	(48,433)	(51,901)	(42,821)
Purchase of office premises and equipment	(512)	(139)	(679)
Proceeds from sale of office premises	-	58	-
Proceeds from sale of real estate acquired through foreclosure	-	226	370
(Increase) decrease in certificates of deposit in other financial institutions - net	106	(5)	(73)
Increase in cash surrender value of bank owned life insurance	(103)	-	-
Purchase of bank owned life insurance	(2,700)	-	-
Net cash used in investing activities	(13,185)	(14,856)	(4,828)
Net cash used in operating and investing activities (subtotal carried forward)	(10,689)	(11,938)	(2,599)

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended June 30, 2005, 2004 and 2003
(In thousands)

	2005	2004	2003
Net cash used in operating and investing activities (subtotal brought forward)	$(10,689)	$(11,938)	$(2,599)
Cash flows provided by financing activities:			
Net increase in deposit accounts	6,517	5,981	3,816
Proceeds from Federal Home Loan Bank advances	24,973	12,450	2,400
Repayment of Federal Home Loan Bank advances	(15,588)	(5,739)	(2,435)
Advances by borrowers for taxes and insurance	13	3	15
Proceeds from issuance of shares under stock option plan	451	78	1,216
Purchase of treasury stock	(245)	(134)	(76)
Dividends paid on common stock	(1,025)	(926)	(2,431)
Net cash provided by financing activities	15,096	11,713	2,505
Net increase (decrease) in cash and cash equivalents	4,407	(225)	(94)
Cash and cash equivalents at beginning of year	7,385	7,610	7,704
Cash and cash equivalents at end of year	$ 11,792	$ 7,385	$ 7,610
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Federal income taxes	$ 603	$ 764	$ 688
Interest on deposits and borrowings	$ 3,468	$ 3,071	$ 3,781
Supplemental disclosure of noncash investing activities:			
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	$ 165	$ (296)	$ (177)
Transfers from loans to real estate acquired through foreclosure	$ -	$ 352	$ 374
Loans disbursed upon sale of real estate acquired through foreclosure	$ -	$ (126)	$ -
Dividends payable on common stock	$ 254	$ 251	$ 233

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ASB Financial Corp. (the "Corporation") is a savings and loan holding company whose primary activity is holding the stock of its wholly-owned subsidiary, American Savings Bank, fsb (the "Savings Bank"). The Savings Bank conducts a general banking business in southeastern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U. S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, the Savings Bank, ASB Community Development Corp. and A.S.L. Services, Inc. ("A.S.L."), the Savings Bank's wholly-owned subsidiaries. ASB Community Development Corp. was formed in fiscal 2003 for the purpose of participating in a federal program designed to promote lending in new markets, which in turn provide federal income tax credits to the Savings Bank. A.S.L. was incorporated for the primary purpose of holding shares in the Savings Bank's data processing provider, Intrieve, Incorporated ("Intrieve"). The principal assets of A.S.L. at June 30, 2004, consisted of an investment in common stock of Intrieve and an intercompany cash balance totaling approximately $130,000; A.S.L. had no liabilities and insignificant results of operations. In April 2005, Intrieve was acquired by John H. Harland Company. As a result, A.S.L. received cash consideration of approximately $722,000 in redemption of its shares of Intrieve, resulting in a pretax gain totaling $590,000. All significant intercompany balances and transactions have been eliminated.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Securities and Mortgage-Backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. Realized gains and losses on sales of securities are recognized using the specific identification method.

At June 30, 2005 and 2004, the Corporation had designated all investment and mortgage-backed securities as available for sale.

Loans Receivable

Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

Loan Origination Fees

The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs of originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses

It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the Savings Bank's primary lending area. When the collection of a loan becomes doubtful or otherwise troubled, the Savings Bank records a loan charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in multi-family and nonresidential loans and its evaluation of impairment thereof, such loans are collaterai dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

It is thė Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

The Savings Bank's total impaired loans at June 30 were as follows:

	2005	2004
	(In thousands)	
Impaired loans with related allowance	$256	$234
Impaired loans with no related allowance	-	-
Total impaired loans	$256	$234

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses (continued)

	2005	2004	2003
		(In thousands)	
Allowance on impaired loans			
Beginning balance	$ 46	$ 46	$ 46
Provision	28	-	-
Ending balance	$ 74	$ 46	$ 46
Average balance of impaired loans	$250	$381	$436
Interest income recognized on impaired loans	$ 18	$ 15	$ 20

Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be forty years for buildings, ten to forty years for building improvements, and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value, less estimated selling expenses at the date of acquisition. A real estate loss provision is recorded if the property's fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

Federal Income Taxes

The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Federal Income Taxes (continued)

utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, the general loan loss allowance, deferred compensation, and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

Salary Continuation Agreement

The Savings Bank has entered into salary continuation agreements with certain current and former key members of management. These agreements provide for continuation of compensation for up to 15 years under certain circumstances. Recognition of compensation expense related to these salary continuation agreements totaled $133,000, $24,000 and $36,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

Benefit Plans

The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense related to the ESOP totaled approximately $126,000, $181,000 and $165,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

During fiscal 2003, the Corporation initiated a defined contribution 401(k) plan which provides matching contributions to employees' elective salary deferrals. Substantially all employees over the age of 21 are eligible to participate. Expense related to the 401(k) plan totaled approximately $66,000, $53,000 and $8,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

The Corporation also has a Management Recognition Plan ("MRP" or the "Plan") which provides for awards of 68,558 shares to members of the board of directors and management. Common shares awarded under the MRP vest over a five year period, commencing with the date of the award in fiscal 1996. Expense recognized under the MRP totaled approximately $103,000, $62,000 and $80,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively. As of June 30, 2005, all shares under the Corporation's MRP have been awarded.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings Per Share

Basic earnings per share for the fiscal years ended June 30, 2005, 2004 and 2003 is based upon the weighted-average shares outstanding during the year, less 8,128 unallocated ESOP shares during fiscal 2003. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations were as follows:

	2005	2004	2003
Weighted-average common shares outstanding (basic)	1,696,737	1,666,012	1,561,513
Dilutive effect of assumed exercise of stock options	7,274	44,369	27,860
Weighted-average common shares outstanding (diluted)	**1,704,011**	**1,710,381**	**1,589,373**

At June 30, 2005, 6,000 options with a weighted-average exercise price of $26.00 were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

Stock Option Plan

During fiscal 1996 the Board of Directors adopted the ASB Financial Corp. 1995 Stock Option and Incentive Plan (the "Plan") that provided for the issuance of 225,423 shares of authorized but unissued shares of common stock at fair value at the date of grant. In fiscal 1996, the Corporation granted 197,521 options which have an adjusted exercise price of $7.64. The number of options granted and the exercise price have been adjusted to give effect to returns of capital and special dividend distributions paid by the Corporation. The Plan provides that one-fifth of the options granted become exercisable on each of the first five anniversaries of the date of grant.

The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Option Plan (continued)

		2005	2004	2003
		(In thousands, except per share data)		
Net earnings	As reported	$2,155	$2,010	$2,061
	Pro-forma	$2,120	$1,989	$2,050
Earnings per share Basic	As reported	$1.27	$1.22	$1.32
	Pro-forma	$1.25	$1.19	$1.31
Diluted	As reported	$1.27	$1.18	$1.30
	Pro-forma	$1.24	$1.16	$1.29

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants during fiscal 2004 and 2003: dividend yield of 2.3% and 2.9%, respectively; expected volatility of 20.0% for both years; a risk-free interest rate of 4.3% and 3.4%, respectively; and an expected life of ten years for all grants.

A summary of the status of the Plan as of June 30, 2005, 2004 and 2003, and changes during the periods ending on those dates is presented below:

	2005		2004		2003	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	78,128	$10.15	77,694	$ 8.89	212,915	$ 7.69
Granted	-	-	6,000	26.00	9,712	16.50
Exercised	(56,496)	7.98	(5,566)	9.57	(144,933)	7.64
Forfeited	-	-	-	-	-	-
Outstanding at end of year	21,632	$15.83	78,128	$10.15	77,694	$ 8.89
Options exercisable at year-end	9,004	$11.55	59,616	$ 7.87	61,982	$ 7.71
Weighted-average fair value of options granted during the year		$ -		$11.41		$ 5.28

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Option Plan (continued)

The following information applies to options outstanding at June 30, 2005:

Number outstanding	9,220
Exercise price	$8.75
Number outstanding	12,412
Range of exercise prices	$16.50-$26.00
Weighted-average exercise price	$15.83
Weighted-average remaining contractual life	7.6 years

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2005 and 2004:

Cash and cash equivalents: The financial statement carrying amounts for cash and cash equivalents are deemed to approximate fair value.

Certificates of deposit in other financial institutions: The financial statement carrying amounts for certificates of deposit in other financial institutions are deemed to approximate fair value.

Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

Deposits: The fair values of NOW accounts, passbook accounts, money market demand accounts and advances by borrowers are deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances with similar remaining maturities.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 2005 and 2004, the difference between the fair value and notional amount of loan commitments was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 were as follows:

	2005		2004	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents and certificates of deposit	$ 11,864	$ 11,864	$ 7,563	$ 7,563
Investment securities	9,038	9,038	12,487	12,487
Mortgage-backed securities	9,556	9,556	11,768	11,768
Loans receivable	146,134	147,436	129,821	133,360
Federal Home Loan Bank stock	1,154	1,154	1,104	1,104
	$177,746	$179,048	$162,743	$166,282
Financial liabilities				
Deposits	$143,278	$142,491	$136,761	$135,711
Escrow deposits	193	193	180	180
Federal Home Loan Bank advances	20,284	19,887	10,899	11,031
	$163,755	$162,571	$147,840	$146,922

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $98,000, $111,000 and $73,000 for the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

Effects of Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (the "FASB") issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement, SFAS No. 123(R), requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award – the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

Initially, the cost of employee services received in exchange for an award of equity instruments will be measured based on current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Excess tax benefits, as defined by SFAS No. 123(R) will be recognized as an addition to additional paid in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid in capital against which it can be offset.

Compensation cost is required to be recognized in the beginning of the annual period that begins after December 31, 2005, or July 1, 2006 as to the Corporation.

Management believes the effect on operations will approximate the annual economic effects set forth in the pro-forma stock option disclosure set forth above.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2005 consolidated financial statement presentation.

ASB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2005, 2004 and 2003

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2005 and 2004 are summarized as follows:

	2005			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
U.S. Government agency obligations	$6,774	$ 2	$ 82	$6,694
Municipal obligations	1,367	10	12	1,365
FHLMC stock	15	964	-	979
	$8,156	$976	$ 94	$9,038

	2004			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
U.S. Government agency obligations	$10,863	$ 4	$192	$10,675
Municipal obligations	881	-	19	862
FHLMC stock	15	935	-	950
	$11,759	$939	$211	$12,487

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost and estimated fair value of U.S. Government agency and municipal obligations by contractual term to maturity at June 30 are shown below:

	2005		2004	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(In thousands)			
Due in three years or less	$3,423	$3,386	$ 2,896	$ 2,866
Due after three years through five years	253	249	2,916	2,909
Due after five years	4,465	4,424	5,932	5,762
	$8,141	$8,059	$11,744	$11,537

At June 30, 2005 and 2004, the Corporation had pledged investment securities totaling $4.3 million and $5.5 million, respectively, to secure public and other deposits.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 2005 and 2004 are summarized as follows:

	2005			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available for sale:	(In thousands)			
Federal Home Loan Mortgage Corporation participation certificates	$1,366	$ 8	$ 9	$1,365
Government National Mortgage Association participation certificates	2,422	12	17	2,417
Federal National Mortgage Association participation certificates	5,792	8	64	5,736
Collateralized mortgage obligations	38	-	-	38
Total mortgage-backed securities	$9,618	$ 28	$ 90	$9,556

	2004			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available for sale:	(In thousands)			
Federal Home Loan Mortgage Corporation participation certificates	$ 2,031	$ 10	$ 32	$ 2,009
Government National Mortgage Association participation certificates	1,931	23	20	1,934
Federal National Mortgage Association participation certificates	7,910	13	154	7,769
Collateralized mortgage obligations	55	1	-	56
Total mortgage-backed securities	$11,927	$ 47	$206	$11,768

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

	June 30, 2005	June 30, 2004
	(In thousands)	
Due within three years	$ 338	$ 169
Due in three to five years	188	712
Due in five to ten years	2,631	3,098
Due in ten to twenty years	850	1,234
Due after twenty years	5,611	6,714
	$9,618	$11,927

Proceeds from sales of investment securities amounted to $559,000 and $6.6 million during the fiscal years ended June 30, 2004 and 2003, respectively, and resulted in gross realized gains totaling $40,000 and $156,000, for those respective periods. The Corporation did not sell any investment securities during the fiscal year ending June 30, 2005.

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at June 30, 2005 and 2004:

June 30, 2005 (Dollars in thousands)	Less than 12 months			12 months or longer			Total		
Description of securities	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses
Municipal obligations	-	$ -	$-	4	$ 817	$ 12	4	$ 817	$ 12
U.S. Government agency obligations	4	1,287	6	8	5,047	76	12	6,334	82
Mortgage-backed securities	1	1,166	12	19	6,893	78	20	8,059	90
Total temporarily impaired securities	5	$2,453	$ 18	31	$12,757	$166	36	$15,210	$184

June 30, 2004 (Dollars in thousands)	Less than 12 months			12 months or longer			Total		
Description of securities	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses
Municipal obligations	5	$ 862	$ 19	-	$-	$-	5	$ 862	$ 19
U.S. Government agency obligations	18	10,675	192	-	-	-	18	10,675	192
Mortgage-backed securities	39	9,778	206	-	-	-	39	9,778	206
Total temporarily impaired securities	62	$21,315	$417	-	$-	$-	62	$21,315	$417

Management has the intent to hold these securities for the foreseeable future and the decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach the respective maturity dates.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at June 30 is as follows:

	2005	2004
	(In thousands)	
Residential real estate		
One- to four- family	$ 88,929	$ 79,817
Multi-family	7,982	5,399
Construction	13,484	11,124
Nonresidential real estate and land	24,274	18,694
Consumer and other	18,734	21,516
	153,403	136,550
Less:		
Undisbursed portion of loans in process	5,775	5,536
Deferred loan origination fees	225	194
Allowance for loan losses	1,269	999
	$146,134	$129,821

The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprised approximately $96.9 million, or 63%, of the total loan portfolio at June 30, 2005, and $85.2 million, or 62%, of the total loan portfolio at June 30, 2004. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southeastern Ohio, thereby impairing collateral values. However, management believes that residential real estate values in the Savings Bank's primary lending area are presently stable.

In the normal course of business, the Savings Bank makes loans to some of its directors, officers and employees. In the opinion of management, such loans are consistent with sound lending practices, are on market terms, and are within applicable regulatory lending limitations. The aggregate dollar amount of loans outstanding to directors and officers totaled approximately $1.0 million at June 30, 2005 and 2004, respectively.

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

	2005	2004	2003
		(In thousands)	
Balance at beginning of year	$ 999	$1,009	$ 855
Provision for losses on loans	313	111	249
Recoveries	70	-	-
Charge-offs	(113)	(121)	(95)
Balance at end of year	$1,269	$ 999	$1,009

NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

As of June 30, 2005, the Savings Bank's allowance for loan losses consisted of a general loan loss allowance, which is includible as a component of regulatory risk-based capital, totaling $1.1 million, and specific allowances relating to impaired and nonperforming loans totaling $157,000.

Nonperforming and nonaccrual loans totaled approximately $743,000, $1.0 million and $1.2 million at June 30, 2005, 2004 and 2003, respectively.

Interest income that would have been recognized had such nonperforming and nonaccrual loans been performing in accordance with contractual terms totaled approximately $69,000, $66,000 and $58,000 for the years ended June 30, 2005, 2004 and 2003, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at June 30 were comprised of the following:

	2005	2004
	(In thousands)	
Land and improvements	$ 950	$ 604
Construction in progress	15	5
Office buildings and improvements	2,024	1,987
Furniture, fixtures and equipment	1,119	1,000
	4,108	3,596
Less accumulated depreciation and amortization	1,948	1,782
	$2,160	$1,814

NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

Deposit type and weighted-average interest rate	**2005**	**2004**
	(In thousands)	
NOW accounts		
2005 - 0.21%	$ 14,754	
2004 - 0.17%		$ 13,064
Passbook		
2005 - 0.84%	11,959	
2004 - 0.84%		11,828
Money market deposit accounts		
2005 - 2.17%	24,564	
2004 - 1.48%		27,185
Total demand, transaction and passbook deposits	51,277	52,077
Certificates of deposit		
Original maturities of:		
Less than 12 months		
2005 - 2.44%	3,019	
2004 - 1.27%		2,949
12 months to 24 months		
2005 - 2.80%	42,257	
2004 - 2.24%		38,570
25 months to 36 months		
2005 - 3.14%	8,873	
2004 - 3.30%		11,591
More than 36 months		
2005 - 4.06%	9,803	
2004 - 4.23%		6,353
Individual retirement accounts		
2005 - 3.41%	17,980	
2004 - 3.14%		17,313
Jumbo accounts		
2005 - 3.08%	10,069	
2004 - 2.62%		7,908
Total certificates of deposit	92,001	84,684
Total deposit accounts	**$143,278**	**$136,761**

At June 30, 2005 and 2004, the Savings Bank had certificate of deposit accounts with balances greater than $100,000 totaling $18.6 million and $13.9 million, respectively.

NOTE F - DEPOSITS (continued)

Interest expense on deposits for the year ended June 30 is summarized as follows:

	2005	2004 (In thousands)	2003
Passbook	$ 146	$ 146	$ 221
NOW and money market deposit accounts	479	407	482
Certificates of deposit	2,384	2,309	3,114
	$3,009	$2,862	$3,817

Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

	2005	2004
	(In thousands)	
Less than one year	$50,905	$49,891
One to three years	31,044	26,019
Over three years	10,052	8,774
	$92,001	$84,684

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at June 30, 2005 by pledges of certain residential mortgage loans totaling $25.4 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest rate	Maturing year ending June 30,	June 30, 2005	June 30, 2004
		(Dollars in thousands)	
2.35% - 3.50%	2006	$ 4,000	$ 1,000
3.84% - 4.16%	2007	2,628	-
3.16% - 3.55%	2008	4,117	4,151
3.94% - 4.46%	2009	3,128	1,500
4.54%	2010	1,628	-
4.56%	2011	1,500	1,500
2.86% - 5.11%	2014	2,468	2,748
4.70%	2015	815	-
		$20,284	$10,899
Weighted-average interest rate		3.86%	3.12%

NOTE H - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30 as follows:

	2005	2004 (In thousands)	2003
Federal income taxes computed at statutory rate	$1,034	$936	$988
Increase (decrease) in taxes resulting from:			
Low income housing investment tax credits	(78)	(78)	(78)
New Markets tax credits	(100)	(100)	(100)
Nontaxable interest income	(10)	(8)	(3)
Other	40	(6)	39
Federal income tax provision per consolidated financial statements	$ 886	$744	$846

The composition of the Corporation's net deferred tax asset at June 30 was as follows:

	2005	2004
	(In thousands)	
Taxes (payable) refundable on temporary differences at estimated corporate tax rate:		
Deferred tax assets:		
General loan loss allowance	$ 432	$355
Net operating losses of parent	505	240
Deferred compensation	467	204
Stock benefit plans	32	14
Book/tax depreciation	-	13
Total deferred tax assets	1,436	826
Deferred tax liabilities:		
Deferred loan origination costs	(59)	(74)
Federal Home Loan Bank stock dividends	(290)	(273)
Unrealized gains on securities designated as available for sale	(279)	(194)
Book/tax depreciation	(24)	-
Total deferred tax liabilities	(652)	(541)
Net deferred tax asset	$ 784	$285

Prior to fiscal 1997, the Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2005 included approximately $2.1 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $700,000 at June 30, 2005.

NOTE I - LOAN COMMITMENTS

The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2005, the Savings Bank had outstanding commitments to originate loans totaling approximately $5.4 million. In addition, the Savings Bank had unused lines of credit for home equity loans and commercial loans totaling $5.0 million and $8.7 million, respectively. Further, the Savings Bank had outstanding commercial letters of credit totaling $366,000. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2005, and will be funded from normal cash flow from operations.

At June 30, 2005, the Savings Bank was constructing a new branch with a total remaining cash commitment totaling approximately $500,000.

NOTE J - REGULATORY CAPITAL

The Savings Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, described below as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighting factor of 50%.

NOTE J - REGULATORY CAPITAL (continued)

During fiscal 2005, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain the minimum capital ratios set forth in the following tables.

As of June 30, 2005 and 2004, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

As of June 30, 2005

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$14,851	8.2%	≥$2,722	≥1.5%	≥$ 9,073	≥ 5.0%
Core capital	$14,851	8.2%	≥$7,259	≥4.0%	≥$10,888	≥ 6.0%
Risk-based capital	$15,963	14.1%	≥$9,058	≥8.0%	≥$11,322	≥10.0%

As of June 30, 2004

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$15,366	9.3%	≥$2,478	≥1.5%	≥$ 8,259	≥ 5.0%
Core capital	$15,366	9.3%	≥$6,607	≥4.0%	≥$ 9,910	≥ 6.0%
Risk-based capital	$16,792	16.6%	≥$8,088	≥8.0%	≥$10,111	≥10.0%

The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as a protracted increase in interest rates or a downturn in the economy in the Savings Bank's market area, could adversely affect future earnings and, consequently, the Savings Bank's ability to meet future minimum regulatory capital requirements.

NOTE K - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.

The following condensed financial statements summarize the financial position of the Corporation as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the fiscal years ended June 30, 2005, 2004 and 2003.

ASB FINANCIAL CORP.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 and 2004
(In thousands)

ASSETS	2005	2004
Interest-bearing deposits in American Savings Bank, fsb	$ 619	$ 620
Interest-bearing deposits in other financial institutions	2,897	874
Loans receivable	142	174
Investment in American Savings Bank, fsb	15,393	15,743
Prepaid expenses and other	398	264
Total assets	$19,449	$17,675
LIABILITIES AND SHAREHOLDERS' EQUITY		
Dividends payable	$ 254	$ 251
Shareholders' equity		
Common stock and additional paid-in capital	10,823	10,165
Retained earnings	10,978	9,848
Shares acquired by stock benefit plans	(63)	(126)
Treasury shares - at cost	(3,085)	(2,840)
Unrealized gains on securities designated as available for sale, net	542	377
Total shareholders' equity	19,195	17,424
Total liabilities and shareholders' equity	$19,449	$17,675

ASB FINANCIAL CORP.
STATEMENTS OF EARNINGS
Years ended June 30, 2005, 2004 and 2003
(In thousands)

	2005	2004	2003
Revenue			
Interest income	$ 20	$ 22	$ 117
Gain on sale of investments	-	-	95
Equity in earnings of American Savings Bank, fsb	2,366	2,162	2,001
Total revenue	2,386	2,184	2,213
General and administrative expenses	231	169	120
Earnings before income taxes	2,155	2,015	2,093
Federal income taxes	-	5	32
NET EARNINGS	$2,155	$2,010	$2,061

NOTE K - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP. (continued)

ASB FINANCIAL CORP.
STATEMENTS OF CASH FLOWS
Years ended June 30, 2005, 2004 and 2003
(In thousands)

	2005	2004	2003
Cash flows provided by (used in) operating activities:			
Net earnings for the year	$2,155	$2,010	$2,061
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Gain on sale of investments	-	-	(95)
(Undistributed earnings of) excess distributions from consolidated subsidiary	350	(2,217)	999
Tax benefit from exercise of stock options	150	-	-
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	151	2	(134)
Other liabilities	3	18	(97)
Net cash provided by (used in) operating activities	2,809	(187)	2,734
Cash flows provided by investing activities:			
Proceeds from repayment of loan	-	98	161
Proceeds from sale of investment securities	-	-	1,244
Loan principal repayments	32	40	942
Loan disbursements	-	(50)	(768)
Net cash provided by investing activities	32	88	1,579
Cash flows used in financing activities:			
Checks issued in excess of bank balance	-	-	(1,625)
Proceeds from exercise of stock options	451	78	1,216
Payment of dividends on common stock	(1,025)	(926)	(2,431)
Purchase of treasury shares	(245)	(134)	(76)
Net cash used in financing activities	(819)	(982)	(2,916)
Net increase (decrease) in cash and cash equivalents	2,022	(1,081)	1,397
Cash and cash equivalents at beginning of year	1,494	2,575	1,178
Cash and cash equivalents at end of year	**$3,516**	**$1,494**	**$2,575**

OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. Management does not believe this limitation will have an adverse effect on the Corporation's future liquidity position.

NOTE L - CONDENSED FINANCIAL STATEMENTS OF ASB COMMUNITY DEVELOPMENT CORP.

The following condensed financial statements summarize the financial position of the ASB Community Development Corp. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the fiscal years ended June 30, 2005 and 2004.

ASB COMMUNITY DEVELOPMENT CORP.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2005 and 2004
(In thousands)

ASSETS	2005	2004
Interest-bearing deposits in American Savings Bank, fsb	$ 415	$ 123
Loans receivable	1,706	1,928
Prepaid expenses and other	20	9
Total assets	$2,141	$2,060
LIABILITIES AND SHAREHOLDERS' EQUITY		
Total liabilities	$ -	$ -
Shareholders' equity		
Common stock and additional paid-in capital	2,000	2,000
Retained earnings	141	60
Total shareholders' equity	2,141	2,060
Total liabilities and shareholders' equity	$2,141	$2,060

ASB COMMUNITY DEVELOPMENT CORP.
STATEMENTS OF EARNINGS
Years ended June 30, 2005 and 2004
(In thousands)

	2005	2004
Revenue		
Interest income	$105	$ 59
Other income	-	1
Total revenue	105	60
General and administrative expenses	3	1
Earnings before income taxes	102	59
Federal income taxes	21	-
NET EARNINGS	$ 81	$ 59

NOTE L - CONDENSED FINANCIAL STATEMENTS OF ASB COMMUNITY DEVELOPMENT CORP. (continued)

ASB COMMUNITY DEVELOPMENT CORP.
STATEMENTS OF CASH FLOWS
Years ended June 30, 2005 and 2004
(In thousands)

	2005	2004
Cash flows from operating activities:		
Net earnings for the year	$ 81	$ 59
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Decrease in cash due to changes in:		
Prepaid expenses and other assets	(11)	(9)
Net cash provided by operating activities	70	50
Cash flows provided by (used in) investing activities:		
Loan principal repayments	297	90
Loan disbursements	(75)	(1,916)
Net cash provided by (used in) investing activities	222	(1,826)
Net increase (decrease) in cash and cash equivalents	292	(1,776)
Cash and cash equivalents at beginning of year	123	1,899
Cash and cash equivalents at end of year	$415	$ 123
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Federal income taxes	$ 31	$ -

NOTE M - STOCK SPLITS

On July 8, 2005, the shareholders adopted a proposal to amend the Corporation's Articles of Incorporation to effect a 1-for-300 reverse stock split with the repurchase of all resulting fractional shares; followed immediately by a 300-for-1 forward stock split of the Corporation's common shares. As a result of the stock splits, each shareholder owning less than 300 common shares of the Corporation or common shares other than in a 300 share lot immediately prior to the stock split received $23.00 per share in cash for each common share owned and was no longer a shareholder. The Corporation expended $2.7 million in cash to redeem all fractional shares created by the 1-for-300 stock split resulting in a corresponding reduction of shareholders' equity.

The purpose of the stock splits were to enable the Corporation to deregister its common shares under the Securities and Exchange Act of 1934 (the Act), as amended. Management believes that deregistration of the Corporation's common shares will result in future cost savings that more than offset any benefits derived from maintaining registration of the Corporation's shares under the Act.

NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the fiscal years ended June 30, 2005 and 2004. Certain amounts have been reclassified to conform to the 2005 presentation.

	Three Months Ended			
2005:	September 30,	December 31,	March 31,	June 30,
	(In thousands, except per share data)			
Total interest income	$2,307	$2,412	$2,416	$2,436
Total interest expense	810	840	873	974
Net interest income	1,497	1,572	1,543	1,462
Provision for losses on loans	21	96	32	164
Other income	178	162	226	810
General, administrative and other expense	963	932	1,009	1,192
Earnings before income taxes	691	706	728	916
Federal income taxes	190	186	221	289
Net earnings	$ 501	$ 520	$ 507	$ 627
Earnings per share				
Basic	$.30	$.31	$.30	$.36
Diluted	$.29	$.30	$.30	$.36

ASB FINANCIAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

June 30, 2005, 2004 and 2003

NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

	Three Months Ended			
	September 30,	December 31,	March 31,	June 30,
2004:	(In thousands, except per share data)			
Total interest income	$2,194	$2,222	$2,293	$2,245
Total interest expense	740	723	808	780
Net interest income	1,454	1,499	1,485	1,465
Provision for losses on loans	23	28	31	29
Other income	211	170	134	190
General, administrative and other expense	944	981	983	835
Earnings before income taxes	698	660	605	791
Federal income taxes	197	149	155	243
Net earnings	$ 501	$ 511	$ 450	$ 548
Earnings per share				
Basic	$.30	$.31	$.27	$.34
Diluted	$.29	$.30	$.26	$.33

ASB FINANCIAL CORP.
DIRECTORS AND OFFICERS

Robert M. Smith President and Chief Executive Officer American Savings Bank, fsb	Director and President
Gerald R. Jenkins Retired President and Chief Executive Officer American Savings Bank, fsb	Director
William J. Burke Director and Chief Executive Officer OSCO Industries, Inc.	Director
Larry F. Meredith Retired School Administrator	Director
Louis M. Schoettle, M.D. Physician Retired	Director
Christopher H. Lute Director and Chief Executive Officer Lute Supply, Inc.	Director
Jack A. Stephenson Vice President American Savings Bank, fsb	Vice President
Michael L. Gampp Chief Financial Officer and Vice President American Savings Bank, fsb	Chief Financial Officer
M. Kathryn Fish Secretary American Savings Bank, fsb	Secretary
Carlisa R. Baker Treasurer American Savings Bank, fsb	Treasurer

AMERICAN SAVINGS BANK, fsb
DIRECTORS AND OFFICERS

Robert M. Smith	Director, President and CEO
Gerald R. Jenkins	Director
William J. Burke	Director
Larry F. Meredith	Director
Louis M. Schoettle, M.D.	Director
Christopher Lute	Director
Jack A. Stephenson	Vice President
Michael L. Gampp	Chief Financial Officer and Vice President
Carlisa R. Baker	Treasurer
M. Kathryn Fish	Secretary

SHAREHOLDER SERVICES

Illinois Stock Transfer Company serves as transfer agent and dividend distributing agent for ASB's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606-6905
(312)427-2953

ANNUAL MEETING

The Annual Meeting of Shareholders of ASB Financial Corp. will be held on Wednesday, October 26, 2005, at 11:00 a.m., local time, at the Scioto County Welcome Center, 342 Second Street, Portsmouth, Ohio 45662. Shareholders are cordially invited to attend.

ANNUAL REPORT ON FORM 10-KSB

A copy of ASB's Annual Report on Form 10-KSB will be available at no charge to shareholders upon written request to:

American Savings Bank, fsb
503 Chillicothe Street
Portsmouth, Ohio 45662
Attention: Robert M. Smith, President